                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                        Commission File Number: 000-30910

                         O2 MICRO INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                                 (345) 945-1110
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82- N.A.

                                      INDEX
                         O2 MICRO INTERNATIONAL LIMITED

                                                                        Page No.
                                                                        --------
PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS                                              3

          CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND
          DECEMBER 31, 2003                                                 3

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
          INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND
          SEPTEMBER 30, 2003, AND FOR THE NINE MONTHS ENDED SEPTEMBER
          30, 2004 AND SEPTEMBER 30, 2003                                   4

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS
          ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003                   5

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        6

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS                                        11

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK        13

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                         14

          EXHIBIT INDEX                                                    14

          SIGNATURE                                                        15

Part I. FINANCIAL INFORMATION

Item 1. Financial Statements

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                                            September 30,   December 31,
                                                                                 2004           2003
                                                                            -------------   ------------
                                                                             (Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                      $ 80,281       $ 66,489
Restricted cash                                                                   1,896          1,892
Short-term investments                                                           38,057         53,923
Accounts receivable - net                                                        12,594          9,794
Inventories                                                                      11,458          9,613
Prepaid expenses and other current assets                                         3,942          3,365
                                                                               --------       --------
Total Current Assets                                                            148,228        145,076
                                                                               --------       --------

LONG-TERM INVESTMENTS                                                            12,202          7,865
                                                                               --------       --------

LAND, PROPERTY AND EQUIPMENT - NET                                                9,619          4,880
                                                                               --------       --------

OTHER ASSETS
Restricted assets - net                                                          13,043         10,044
                                                                               --------       --------
Other Assets                                                                      1,266          1,428
                                                                               --------       --------

TOTAL ASSETS                                                                   $184,358       $169,293
                                                                               ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                                                     $  6,892       $  6,334
Income taxes payable                                                              2,947          2,852
Accrued expenses and other current liabilities                                    7,858          5,380
                                                                               --------       --------
Total Current Liabilities                                                        17,697         14,566
                                                                               --------       --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
   Authorized - 5,000,000 shares                                                     --             --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 39,118,104 and 39,032,616 shares as of September 30, 2004 and
      December 31, 2003, respectively                                                39             39
Additional paid-in capital                                                      138,372        137,076
Accumulated other comprehensive loss                                               (360)          (521)
Retained earnings                                                                28,610         18,133
                                                                               --------       --------
Total Shareholders' Equity                                                      166,661        154,727
                                                                               --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $184,358       $169,293
                                                                               ========       ========

    The accompanying notes are an integral part of the financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                   Three Months Ended   Nine Months Ended
                                                      September 30,       September 30,
                                                   ------------------   -----------------
                                                      2004      2003      2004      2003
                                                    -------   -------   -------   -------
NET SALES                                           $22,093   $23,193   $68,354   $63,429

COST OF SALES                                         8,793    10,042    27,917    27,649
                                                    -------   -------   -------   -------

GROSS PROFIT                                         13,300    13,151    40,437    35,780
                                                    -------   -------   -------   -------

OPERATING EXPENSES
Research and development                              4,915     4,845    14,157    14,600
Selling, general and administrative                   5,684     4,559    14,926    13,197
                                                    -------   -------   -------   -------
Total Operating Expenses                             10,599     9,404    29,083    27,797
                                                    -------   -------   -------   -------

INCOME FROM OPERATIONS                                2,701     3,747    11,354     7,983
                                                    -------   -------   -------   -------

NON-OPERATING INCOME (EXPENSES)
Interest income                                         448       379       933       952
Impairment loss on long-term investments                 --        --        --       (17)
Gain on sale of long-term investments                    --        --       340        --
Foreign exchange gain (loss)                            (80)      367      (111)      453
Other - net                                              12       (32)       22      (113)
                                                    -------   -------   -------   -------
Total Non-operating Income                              380       714     1,184     1,275
                                                    -------   -------   -------   -------

INCOME BEFORE INCOME TAX                              3,081     4,461    12,538     9,258

INCOME TAX EXPENSE                                       12       502     1,115     1,173
                                                    -------   -------   -------   -------

NET INCOME                                            3,069     3,959    11,423     8,085

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                 (75)       54       (14)      (90)
Unrealized gain on available-for-sale securities        242       185       175       344
                                                    -------   -------   -------   -------
Total Other Comprehensive Income (Loss)                 167       239       161       254
                                                    -------   -------   -------   -------

COMPREHENSIVE INCOME                                $ 3,236   $ 4,198   $11,584   $ 8,339
                                                    =======   =======   =======   =======

EARNINGS PER SHARE:

Basic                                               $  0.08   $  0.10   $  0.29   $  0.21
                                                    =======   =======   =======   =======
Diluted                                             $  0.08   $  0.10   $  0.28   $  0.21
                                                    =======   =======   =======   =======

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                 39,117    38,341    39,146    38,217
                                                    =======   =======   =======   =======
Diluted (in thousands)                               39,722    39,845    40,220    39,390
                                                    =======   =======   =======   =======

    The accompanying notes are an integral part of the financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (In Thousand U.S. Dollars)

                                                             Nine Months Ended
                                                               September 30,
                                                           ---------------------
                                                              2004        2003
                                                           ---------   ---------
OPERATING ACTIVITIES:

Net income                                                 $  11,423   $   8,085
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                            2,083       1,912
      Amortization of stock options granted for services         105         290
      Gain on sale of long-term investments                     (340)         --
      Deferred income tax                                        245         182
      Impairment of long-term investments                                     17
      Loss on sale of properties                                   1          66
      Changes in operating assets and liabilities:
         Accounts receivable - net                            (2,800)     (2,907)
         Inventories                                          (1,845)     (3,774)
         Prepaid expenses and other current assets              (882)       (119)
         Notes and accounts payable                              558       2,197
         Income taxes payable                                     95         615
         Accrued expenses and other current liabilities        2,441       2,034
                                                           ---------   ---------
Net Cash Provided by Operating Activities                     11,084       8,598
                                                           ---------   ---------

INVESTING ACTIVITIES
Receivables from employee cash advance                            --        (112)
Acquisitions of:
      Land, property and equipment                            (6,548)     (1,463)
      Short-term investments                                (102,901)   (102,489)
      Long-term investments                                   (4,861)       (147)
(Increase) decrease in:
      Restricted assets                                       (1,855)     (7,643)
      Restricted cash                                             (4)        127
      Other assets                                              (109)       (601)
Proceeds from:
      Sale of short-term investments                         117,640      85,077
      Sale of long-term investments                            1,020          --
      Sale of equipment                                                        1
                                                           ---------   ---------
Net Cash Provided by (Used in) Investing Activities            2,382     (27,250)
                                                           ---------   ---------
FINANCING ACTIVITIES:
Acquisitions of treasury stock                                (1,369)       (647)
Proceeds from exercise of stock options                        1,194       1,506
Issuance of ordinary shares under ESPP plan                      513         468
Payment of principal on capital leases                            --          (5)
                                                           ---------   ---------
Net Cash Provided by Financing Activities                        338       1,322
                                                           ---------   ---------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                      (12)         24
                                                           ---------   ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          13,792     (17,306)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              66,489      69,334
                                                           ---------   ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $  80,281   $  52,028
                                                           =========   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                     $      --   $       1
Cash paid for income taxes                                 $     774   $     395

NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible loans converted to long-term investments       $      --   $   1,750
Unrealized gain on available-for-sale securities           $     175   $     344
Short-term investments reclassified to restricted asset    $   1,144   $      --

     The accompanying notes are an integral part of the financial statements

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 20-F registration statement for the year ended December 31, 2003.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     b.   Recent accounting pronouncements

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE's) are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and the adoption of FIN 46R did not impact the Company's financial statements.

3.   SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities:

                                 September 30,   December 31,
                                      2004           2003
                                 -------------   ------------
                                  (Unaudited)
                                         (In Thousands)

US treasury bills                   $28,903         $33,958
Time deposit                            365          10,611
Foreign government bonds              3,723           1,144
Corporate bonds                       5,041           8,185
Others                                   25              25
                                    -------         -------
                                    $38,057         $53,923
                                    =======         =======

     Available-for-sale securities by contractual maturity are as follows:

                                 September 30,   December 31,
                                      2004            2003
                                 -------------   ------------
                                  (Unaudited)
                                         (In Thousands)

Due within one year                 $35,469         $52,752
Due after two years                   2,588           1,171
                                    -------         -------
                                    $38,057         $53,923
                                    =======         =======

     The Company's gross unrealized gains and losses at September 30, 2004 were $287,000 and $119,000, respectively, and at December 31, 2003 were $196,000 and $47,000, respectively.

4.   ACCOUNTS RECEIVABLE - NET

                                 September 30,   December 31,
                                      2004           2003
                                 -------------   ------------
                                  (Unaudited)
                                         (In Thousands)

Accounts receivable                 $12,995         $10,195
Allowances for:
   Doubtful receivable                  (86)           (86)
   Sales returns and discounts         (315)          (315)
                                    -------         -------
                                    $12,594         $ 9,794
                                    =======         =======

5.   INVENTORIES

                                 September 30,   December 31,
                                      2004           2003
                                 -------------   ------------
                                  (Unaudited)
                                         (In Thousands)

Finished goods                        2,615         $2,042
Work-in-process                       4,863          3,608
Raw materials                         3,980          3,963
                                    -------         ------
                                    $11,458         $9,613
                                    =======         ======

6.   LONG-TERM INVESTMENTS

                                           September 30,   December 31,
                                                2004           2003
                                           -------------   ------------
                                            (Unaudited)
                                                   (In Thousands)

Cost method
   X-FAB Semiconductor Foundries AG           $ 4,968         $4,968
   360 Degree Web Ltd. (360 Degree Web)         1,070          1,750
   Etrend Hightech Corporation (Etrend)           960            647
   GEM Services, Inc.                             500            500
   Silicon Genesis Corporation                     --             --
                                              -------         ------
      Subtotal                                $ 7,498         $7,865
Available for sale securities-noncurrent
   CSMC Technologies Corporation (CSMC)         4,704             --
                                              -------         ------
                                              $12,202         $7,865
                                              =======         ======

     On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. At December 31, 2003, one of the Company's directors serves as a director of 360 Degree Web. In addition, the Company does not actively participate in the decision-making process at 360 Degree Web. Management of 360 Degree Web owns more than 50% of the outstanding voting shares and 100% of the Series A voting preferred shares which has more characteristics of common stock than the other preferred shares. Therefore, the Company accounts for the investment under the cost method of accounting.

     In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company's ownership was reduced to 19.8%.

     The Company invested in Etrend's ordinary shares in December 2002 and July 2003. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company acquired 2,189,288 shares for $647,000, which represents approximately 12.5% ownership of Etrend. The Company tendered an additional $320,000 for Etrend's financing in March 2004 of which $6,634 was subsequently returned to the Company due to a change in exchange rates in the period prior to closing, resulting in a net investment of $313,000. The Company's ownership was reduced to 11.2% as of March 31, 2004.

     The Company invested in CSMC's ordinary shares in August 2004. CSMC is a semiconductor foundry company. As of September 30, 2004, the Company held 70,200,000 shares acquired for a purchase price of $4,547,000, which represents approximately 2.7% ownership of CSMC.

     The Company's unrealized gains on available-for-sale securities non-current investments at September 30, 2004 were $156,000.

7.   INCOME TAX

     The effective income tax rate for the three and nine months ended September 30 was 0.4% in 2004 and 11.3% in 2003, and 8.9% in 2004 and 12.7 % in 2003,
respectively.

     The Company reversed $375,000 of additional income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

8.   EARNINGS PER SHARE

     The following table shows the calculation of basic and diluted earnings per share:

     All numbers in thousands except earnings per share

                                                Three Months Ended   Nine Months Ended
                                                   September 30,       September 30,
                                                ------------------   -----------------
                                                   2004      2003      2004      2003
                                                 -------   -------   -------   -------
                                                    (Unaudited)         (Unaudited)
Basic earnings per share:

Net income                                       $ 3,069   $ 3,959   $11,423   $ 8,085
                                                 =======   =======   =======   =======

Weighted average shares outstanding - basic       39,117    38,341    39,146    38,217

Earnings per share - basic                       $  0.08   $  0.10   $  0.29   $  0.21
                                                 =======   =======   =======   =======
Diluted earnings per share:

Net income                                       $ 3,069   $ 3,959   $11,423   $ 8,085
                                                 =======   =======   =======   =======

Weighted average shares outstanding - basic       39,117    38,341    39,146    38,217

Effect of dilutive securities:
   Options                                           605     1,504     1,074     1,173
                                                 -------   -------   -------   -------

Weighted average shares outstanding - diluted     39,722    39,845    40,220    39,390
                                                 =======   =======   =======   =======

Earnings per share - diluted                     $  0.08   $  0.10   $  0.28   $  0.21
                                                 =======   =======   =======   =======

9.   RELATED PARTY TRANSACTIONS

     In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim in purchasing a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of September 30, 2004, $18,000 had been repaid.

10.  CONTINGENCIES

     Monolithic Power Systems, Inc. ("MPS"), a privately held company in Los Gatos, California, USA has alleged that our OZ960, OZ961, OZ969 and OZ970 products infringe on one of their patents and a continuation of that patent. Litigation on such claim is pending in the United States District Court in the Northern District of California. We have answered MPS' claims, denying all of their substantive allegations. In addition, given the results of the claims constructions adopted by the Court on November 26, 2001 and December 27, 2002, we believe that we have meritorious defenses against MPS' allegations. On May 28, 2004, the Court granted our motion for summary judgment that MPS lacked evidence of damages. As the judgment currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. Trial is currently scheduled for February 2005.

     While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

     The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations.

11.  SEGMENT INFORMATION

     The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The Company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

     Net revenues from unaffiliated customers by geographic region are based on the customer's ship-to location and are as follows:

                Three Months Ended   Nine Months Ended
                  September 30,        September 30,
                ------------------   -----------------
                   2004      2003      2004      2003
                 -------   -------   -------   -------
                  (In Thousands)       (In Thousands)
                    (Unaudited)          (Unaudited)
Asia             $22,079   $23,173   $68,327   $63,397
United States         14        20        27        32
                 -------   -------   -------   -------
                 $22,093   $23,193   $68,354   $63,429
                 =======   =======   =======   =======

     Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each period.

                             September 30,   December 31,
                                  2004           2003
                             -------------   ------------
                              (Unaudited)
                                       (In Thousands)

United States                    $5,752         $1,251
Taiwan                            2,558          2,354
People's Republic of China          656            415
Singapore                           360            633
Others                              293            227
                                 ------         ------
                                 $9,619         $4,880
                                 ======         ======

     During the quarter ended September 30, 2004, one customer accounted for 10% or more of net revenues (18.5%). During the nine month period ended September 30, 2004, one customer accounted for 10% or more of net revenues (13.5%). During the quarter ended September 30, 2003, one customer accounted for 10% or more of net revenues (12.7%). During the nine month period ended September 30, 2003, one customer accounted for 10% or more of net revenues (17.8%).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F (the "Annual Report").

Overview

     We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of integrated circuit products to customers in the computer, consumer electronics, industrial and communications markets. Products in these markets include notebook computers, liquid crystal displays, mobile phones, portable intelligent devices, global positioning systems and portable DVD players. Our system-level expertise, proprietary design methodologies and extensive experience with power management systems allow us to develop products quickly so that our customers can achieve rapid time to market with new devices. Our products are used in electronic devices currently sold by large computer and consumer electronics companies.

     We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

Results of Operations

     Net Sales. Net sales for the three months ended September 30, 2004 were $22.1 million, a decrease of $1.1 million or 4.7% from $23.2 million for the three months ended September 30, 2003. The decrease in net sales reflects the weakness in the computer and consumer electronics market that comprise the majority of the revenue.

     Gross Profit. Gross profit for the three months ended September 30, 2004 was $13.3 million, an increase of $149,000 or 1.1% from $13.2 million for the three months ended September 30, 2003. This change in dollar amount was due to the continuous efforts on reducing costs. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

     Research and Development Expenses. Research and development expenses for the three months ended September 30, 2004 were $4.9 million, an increase of $70,000 or 1.4% from $4.8 million for the three months ended September 30, 2003. This increase was primarily due to hiring of additional personnel and re-arrangement of several shuttle runs or shared engineering test wafers.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended September 30, 2004 were $5.7 million, an increase of $1.1 million or 24.7% from $4.6 million for the three months ended September 30, 2003. This increase in absolute dollar amount was primarily due to increased expenses relating to intellectual property protection activities, hiring of additional personnel, traveling, and other related expenses.

     Non-operating Income-net. Non-operating income-net for the three months ended September 30, 2004 was $380,000, a decrease of $334,000 from $714,000 for the three months ended September 30, 2003, primarily reflecting a foreign exchange loss recognized due to the foreign currency fluctuation and offset by increase in interest income.

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

     Income Taxes. Income tax expenses for the three months ended September 30, 2004 was $12,000, a decrease of $490,000 from $502,000 for the three months ended September 30, 2003. The effective income tax rate for three months ended September 30, 2004 was 0.4% and 11.3% for the three months ended September 30, 2003. The effective rate was lower for the three months ended September 30, 2004 primarily due to the reversal of additional accrued income tax payable for the 2000 tax year as a result of an examination and approval of our 2000 income tax return by the local tax office authority. (See Note 7 to the interim financial statements.)

     Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due to, among other things, changes in demand for devices that use our products; general business conditions in the semiconductor industry and the economy as a whole; general economic conditions; currency fluctuations; changes in the volume of product sales and in the mix of sales of higher margin products and lower margin products; competitive pressures on selling prices; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; product pricing from foundries; the availability of foundry capacity and raw materials; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

     On September 30, 2004, we had $148.2 million in total current assets, including $80.3 million in cash and cash equivalents and $38.1 million in short-term investments. Our operating activities provided $11.1 million cash during the nine months ended September 30, 2004. Additionally, our investing activities provided cash of $2.4 million in the nine months ended September 30, 2004 and our financing activities provided cash of $338,000 in the nine months ended September 30, 2004. As of September 30, 2004, we have deposited $13.0 million with the Taiwan courts for court bonds in connection with preliminary injunction actions and related provisional attachment actions that we are pursuing against various parties in Taiwan. The court bonds provide security for the enjoined party to claim damages against in the event we do not ultimately prevail in the underlying infringement action associated with the particular preliminary injunction action or provisional attachment action. While the results of such litigation cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on our consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without us becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on our financial position or our results of operations.

     We expect our operating activities will continue to generate additional cash but we expect to continue to deposit more cash with the Taiwan courts for preliminary injunctions and provisional attachment actions.

Disclosure Regarding Forward-Looking Statements

     This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include statements regarding our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross

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

profits, continued expansion of our engineering, research and development resources, and our efforts to reduce costs and expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our Annual Report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

     We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

     Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investments in US treasury bills, time deposits, government and corporate bonds.

     We maintain an investment portfolio consisting mainly of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at September 30, 2004, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

     The table below provides information about our financial instruments whose maturity dates are greater than three months as of September 30, 2004.

                                               Expected Maturity Dates
                         -------------------------------------------------------------------
                                                                         Total
                                                           2008 and    Carrying
                          2004     2005    2006    2007   thereafter     Value    Fair Value
                         ------   -----   -----   -----   ----------   --------   ----------
                                                 (in thousands)
US Treasury Bills
   Fixed rate (US$)...   21,420   7,483      --      --        --       28,903      28,903
Government Bonds:
   Fixed rate (US$)...    1,160      --   3,995   6,569     1,561       13,285      13,285
Time Deposits:
   Fixed rate (US$)...       32     995      --      --        --        1,027       1,027
Corporate Bonds
   Fixed rate (US$)...    1,652   3,389      --      --        --        5,041       5,041

Foreign currency risk

     Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets and accounts payable, exist in non-U.S. dollar denominated currencies such as New Taiwan Dollar, which are sensitive to foreign currency exchange rate fluctuations. As of September 30, 2004, we held approximately $16.8 million in government bonds, certificates of deposits, time deposits and demand accounts denominated in New Taiwan Dollars.

     We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic loss as a result of foreign currency exchange fluctuations. In the three month and nine month period ended September 30, 2004, we experienced losses of $80,000 and $111,000, respectively due to foreign currency exchange fluctuations, which are reflected in our the results of operations.

PART II. OTHER INFORMATION

Item 1. Exhibits

     (a) Exhibits:

     The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

     (b)

                                  EXHIBIT INDEX

Exhibit
 Number   Exhibit Title
-------   -------------
   99     Press Release

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 O2 MICRO INTERNATIONAL LIMITED


Date: November 29, 2004                                /S/  STERLING DU
                                                 ------------------------------
                                                 Name: Sterling Du
                                                 Title: Chief Executive Officer

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